AIS

07028117

2007 NOV 19 P 5:34

November 13, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 104/2007, AIS-CP 105/2007, AIS-CP 107/2007**

Subject:
1. Notification of the Resolutions of the Board of Directors' Meeting No. 7/2007.
2. Submission of reviewed consolidated and company financial statements for the third quarter of 2007 (3Q07) and clarification of a difference in net profit of the Company financial statements, for the nine-month periods, which changed by more than 20% from the same period of last year.
3. Report of Financial Covenants Compliance of Advanced Info Service Plc.

Date: November 13, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-Amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

RECEIPT COPY

Received by:

Date:

PROCESSED
NOV 23 2007
THOMSON
FINANCIAL

11/20

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 13, 2007

AIS-CP 104/2007

November 13, 2007

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2007.

To: The President
The Stock Exchange of Thailand

The Board of Directors of Advanced Info Service Plc. ("the Company") has resolved in the meeting No. 7/2007 held on November 13, 2007 at Sheraton Hua Hin Resort & Spa, 1573 Petchkasem Road, Tambol Cha-Am, Amphur Cha-Am, Petchburi as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 6/2007 held on October 18, 2007.

2. Approved the balance sheet, statement of income and cash flow statements for the Third quarter of 2007 ended September 30, 2007.

Summary Translation Letter
To the Stock Exchange of Thailand
November 13, 2007

AIS-CP 105/2007

November 13, 2007

Subject: Submission of reviewed consolidated and company financial statements for the third quarter of 2007 (3Q07) and clarification of a difference in net profit of the Company financial statements, for the nine-month periods, which changed by more than 20% from the same period of last year.

To: The President
The Stock Exchange of Thailand

Enclosure: 1. Reviewed consolidated and company financial statements for 3Q07 in Thai and English
2. Management and Discussion Analysis for 3Q07
3. Reports Review Quarterly Financial Statements (F45-3)

Advanced Info Service Public Company Limited ("the Company") would like to submit the reviewed consolidated and company financial statements for 3Q07. In addition, the Company would like to clarify the reasons of a difference in net profit of **the Company** financial statements, which changed by more than 20% from the same period of last year.

For the nine-month period ended 30 September 2007, net profit on the Company financial statements was Baht 9,842 million, dropped 25.4% from Baht 13,191 million over the same period of 2006 due mainly to:

1. The Company did not have a dividend income in this period while it received a dividend income of Baht 2,017 million from Digital Phone Company Limited in 2Q06.

2. Selling and administrative expenses increased 28.3% year-on-year (y-o-y) to Baht 8,644 million for a 9 month period of 2007 (9M07) from Baht 6,737 million in 9M06 from higher marketing expenses, bad debt provision and staff costs.

    - Marketing expenses were Baht 2,451 million in 9M07, increased 40.1% y-o-y from Baht 1,750 million in 9M06 as competitive landscape in this year was much different from last year. During the period of 9M06, marketing activities were low and subscriber growth was relatively much smaller.

    - Bad debt provision increased to Baht 1,147 million in 9M07 from Baht 192 million in 9M06 due to aggressive postpaid subscriber acquisitions since the beginning of 2007 and the Company's conservative provisioning policy. Despite a substantial increase in bad debt provision, quality of account receivables remained high given over 90% of gross account receivable aging fell under 3 months overdue.

    - Staff costs increased 7.9% y-o-y to Baht 2,060 million in 9M07 from Baht 1,910 million in 9M06 from higher number of staff. As at end of September 2007, the Company reported total number of staff of 5,135 persons, increased from 4,619 persons over the same period of last year.

3. Cost of services and equipment rentals increased 6.3% y-o-y to Baht 18,944 million in 9M07 from Baht 17,825 million in 9M06 from higher amortization cost, utilities and other network related expanses following a large spending on network investment last year and shortening concession life.

Summary Translation Letter
To the Stock Exchange of Thailand
November 13, 2007

Management's Discussion and Analysis

Overview

The Group reported total subscribers of 23.2 million as of Sep-07, a 31% growth over the same period of 2006.

For 3Q07, AIS and its subsidiaries ("The Group") reported net additions of 513,000. The slow net addition compared to 1.6 million in 2Q07 was a result of weak seasonality and economic slowdown in the period. Of total net additions, prepaid subscribers increased 734,200 but postpaid subscriber declined 221,200 as the Group did not push the postpaid market as aggressively as in the previous two quarters and more conservative credit screening policy in acquiring new postpaid subscribers. As at end of September 2007, the Group recorded the total subscriber of 23.2 million, a 31% growth over the same period of 2006.

The Group has successfully sustained its subscriber market share and stabilized its revenue market share during the last three quarters. As a result, service revenues continued to grow 5.7% y-o-y to Bt19,079 million in 3Q07 from Bt18,046 million in 3Q06. However, on a quarterly basis, service revenues declined 2.6% from Bt19,597 million in 2Q07as third quarter was normally a weak season.

Bad debt provision improved to 7.0% in 3Q07 from 8.1% in 2Q07 based on conservative credit policy.

Marketing expenses as a percentage of total revenue in 3Q07 declined to 3.3% from 3.5% in 3Q06 and 3.8% in 2Q07 as marketing activities were slowed down during the low season. For the full year, the Group maintains the marketing budget at 4% of total revenue. Bad debt provision improved to 7.0% in 3Q07 down from 8.1% in 2Q07 based on the Group's conservative credit policy in screening new postpaid subscriber. Quality of debtors remained high with over 90% of gross account receivable aging are current and due less than 3 months.

The Group posted a net profit of Bt3,512 million in 3Q07, a fall of 3.9% y-o-y and 4.1% q-o-q.

For the nine-month period of 2007 (9M07), service revenues were Bt58,168 million, increased 0.7% y-o-y from Bt57,735 million in 9M06 while sales revenues declined 8.3% y-o-y to Bt10,416 million in 9M07 from Bt11,364 million in 9M06. This would not have material impact to company's bottom line since sales margin were normally thin and contributed marginally to the consolidated net profit. Total revenues were relatively stable at Bt68,584 million in 9M07 or 0.7% declined y-o-y from Bt69,100 million in 9M06.

Total costs were flat in 9M07 at Bt42,004 million compared to Bt41,967 million in 9M06. Cost of service increased 3.4% y-o-y in 9M07 from higher operating cost for network quality improvement. SG&A expenses increased 17.4% y-o-y to Bt9,386 million in 9M07 from Bt7,997 million in 9M06 due to higher marketing expenses and bad debt provision.

For 9M07, net profit was Bt11,159 million, decreased 14.6% y-o-y from Bt13,069 million in 9M06.

On 14 August 2007, the Board of Director approved an interim dividend for 2,957.16 million shares totaling of Bt8,871 million, implying a dividend per share of Bt3.00. Dividends were paid to shareholders on 10 September 2007.

Financial summary

(Bt million)	3Q07	3Q06	% change y-o-y	2Q07	% change q-o-q
Service revenue	19,079	18,046	5.7%	19,597	(2.6%)
Sales revenue	3,328	3,858	(13.7%)	3,082	8.0%
Total revenue	22,407	21,903	2.3%	22,678	(1.2%)
Total cost	13,984	13,876	0.8%	13,728	1.9%
Gross profit	8,423	8,027	4.9%	8,950	(5.9%)
SG&A	2,959	2,621	12.9%	3,301	(10.4%)
Earnings before interest and tax	5,593	5,665	(1.3%)	5,795	(3.5%)
Net profit	3,512	3,653	(3.9%)	3,663	(4.1%)

	9M07 (9-mths)	9M06 (9-mths)	% change y-o-y
Service revenue	58,168	57,735	0.7%
Sales revenue	10,416	11,364	(8.3%)
Total revenue	68,584	69,100	(0.7%)
Total cost	42,004	41,967	0.1%
Gross profit	26,580	27,133	(2.0%)
SG&A	9,386	7,997	17.4%
Earnings before interest and tax	17,657	19,947	(11.5%)
Net profit	11,159	13,069	(14.6%)

Revenues & Profitability

Total Revenue

Total revenues in 3Q07 were Bt22,407 million, increased 2.3% y-o-y from Bt21,903 million in 3Q06 mainly from strong subscriber growth. Of total revenues, 85% represented revenues from mobile services and the rest 15% from handset and SIM card sales.

Service revenues improved 5.7% y-o-y from strong subscriber growth

Service revenues improved 5.7% y-o-y to Bt19,079 million in 3Q07 from Bt18,046 million in 3Q06 from strong subscriber growth. On a quarterly basis, service revenues dropped 2.6% due to low seasonality and slow economic condition. Sales revenues dropped to Bt3,328 million in 3Q07, a decline of 13.7% y-o-y from Bt3,858 million in 3Q06 but improved 8.0% q-o-q from Bt3,082 million in 2Q07. Despite higher handset unit sales in this period, sales revenues dropped due to lower handset selling prices and higher rebate to distributors.

For the nine-month period of 2007 (9M07), total revenues were relatively stable at Bt68,584 million in 9M07, a slight decline of 0.7% y-o-y from Bt69,100 million in 9M06. Service revenues were Bt58,168 million in 9M07, 0.7% growth y-o-y from Bt57,735 million in 9M06 while sales revenues declined 8.3% y-o-y to Bt10,416 million in 9M07 from Bt11,364 million in 9M06.

Total Cost

Total cost slightly increased 0.8% y-o-y from higher amortization related to large network expansion since last year.

Total cost comprises of (1) cost of services and equipment rentals, (2) concession fee, and (3) cost of sales. For 3Q07, the Group incurred total cost of Bt13,984 million, an increase of 0.8% y-o-y and 1.9% q-o-q due to higher cost of service and cost of sales.

(1) Cost of services and equipment rentals in 3Q07 were Bt6,239 million, increased 7.1% y-o-y and 3.6% q-o-q from higher amortization cost, utilities and other network related expenses following a large spending on network investment last year and shortening concession life.

(2) Concession fee were Bt4,627 million in 3Q07, increased 4.9% y-o-y but declined 4.4% q-o-q in proportion to service revenue. Concession fee as a percentage of service revenue declined slightly to 24.2% in 3Q07 from 24.7% in both 3Q06 and 2Q07.

(3) Cost of sales in 3Q07 was Bt3,118 million, decreased 14.3% y-o-y from Bt3,638 million in 3Q06. On a quarterly basis, cost of sales increased 8.6% due to higher rebate to distributors.

For 9M07, total costs were relatively flat at Bt42,004 million compared to Bt41,967 million in 9M06.

Selling and administrative expenses (SG&A)

SG&A were Bt2,959 million in 3Q07, increased 12.9% y-o-y from Bt2,621 million in 3Q06 from higher bad debt provision. In 3Q07, bad debt provision as a percentage to total postpaid revenue was 7.0% compared to 1.4% in 3Q06 due to aggressive postpaid subscriber acquisitions since the beginning of 2007. However, bad debt provision improved to 7.0% in 3Q07 from 8.1% in 2Q07 based on the Group's conservative credit policy in screening new postpaid subscribers. Quality of debtors remained high with over 90% of gross account receivable aging are current and due less than 3 months.

Marketing expenses as a percentage to total revenue in 3Q07 declined to 3.3% from 3.5% in 3Q06 and 3.8% in 2Q07 as marketing activities were slowed down during the low season. For the full year, the Group maintains the marketing budget at 4% to total revenue.

For 9M07, SG&A expenses increased 17.4% y-o-y to Bt9,386 million in 9M07 from Bt7,997 million in 9M06 from higher marketing expenses and bad debt provision.

Net Profit

The Group posted a net profit of Bt3,512 million in 3Q07, a fall of 3.9% y-o-y and 4.1% q-o-q. For 9M07, net profit was Bt11,159 million, decreased 14.6% y-o-y from Bt13,069 million in 9M06.

Liquidity

Current ratio dropped to 52% as of Sep-07 due to less cash outstanding from dividend payment.

As of 30 September 2007, current ratio declined to 52% from 74% as of 31 December 2006 due to less cash outstanding from dividend payment during 3Q07.

Current assets

The current assets as of 30 September 2007 were Bt 16,755 million, declined 26.8% from Bt22,893 million at the end of 2006 mainly from less cash and cash equivalents.

	30 September 2007		31 December 2006	
	Million Baht	% Total assets	Million Baht	% Total assets
Cash and cash equivalents	7,470	5.9%	12,742	9.5%
Trade receivables	5,024	4.0%	4,898	3.6%
Inventories for network spare part	1,298	1.0%	2,055	1.5%
Other current assets	2,963	2.3%	3,198	2.4%
Total current assets	**16,755**	**13.2%**	**22,893**	**17.0%**

Current liabilities

Current liabilities slightly increased to Bt32,013 million from Bt 31,039 million at the end of 2006 as a result of increase in short term borrowings.

	30 September 2007		**31 December 2006**	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Short term loans	6,937	12.3%	1,000	1.8%
Trade payable	4,089	7.3%	5,760	10.2%
Portion of long-term debt due in 1 year	2,516	4.5%	6,507	11.5%
Concession right payable, accrued concession fee and excise tax	10,668	19.0%	7,155	12.6%
Unearned income	3,191	5.7%	3,659	6.5%
Income tax payable	1,102	2.0%	2,963	5.2%
Other current liabilities	3,510	6.2%	3,995	7.0%
Total current liabilities	32,013	57.0%	31,039	54.7%

Assets

Total asset decreased mainly due to lower current asset

Total assets as of 30 September 2007 was Bt126,481 million, decreased from Bt 134,301 million as of 31 December 2006 mainly because of lower current asset. Fixed assets including Property Plant and Equipment and assets under concession represented 71% of total assets.

	30 September 2007		31 December 2006	
	Million Baht	% of Total assets	Million Baht	% of Total assets
Current assets	16,755	13.2%	22,893	17.0%
Property, plant and equipment, net	7,966	6.3%	7,797	5.8%
Asset under concession agreement, net	80,185	63.4%	81,096	60.4%
Intangible assets	11,031	8.7%	12,197	9.1%
Deferred tax assets	9,873	7.8%	9,763	7.3%
Other non-current assets	671	0.5%	555	0.4%
Total assets	126,481	100%	134,301	100%

Capital structure

The structure remained strong, with debt to equity ratio of 48%Group's capital

The Group's capital structure remained strong with debt to equity ratio at 48% as of 30 September 2007. Net debt to equity (Net debt = total debentures and borrowings minus cash) was 37%, slightly increased from 26% as of 31 December 2006.

	30 September 2007	31 December 2006
Total liabilities to equity	80%	73%
Debt to equity	48%	43%
Net debt to equity	37%	26%

Debentures and Loans

As of 30 September 2007, total debentures and borrowings were Bt33,601 million, increased from Bt33,149 million at the end of 4Q06. The increase in borrowing was to finance operating activity and network capacity expansion.

	30 September 2007		31 December 2006	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Short term borrowing	6,937	12.3%	1,000	1.8%
Portion of long-term debt due in 1 year	2,516	4.5%	6,507	11.5%
Long-term debt	24,148*	42.9%	25,642*	45.2%
Total debts	33,601	59.8%	33,149	58.5%

* including swap contract payable incurred from JPY-denominated syndicated loan which was swapped into Thai Baht in total of Baht 9,485 million

Shareholders' equity

The Group's shareholder's equity was Bt70,308 million as of 30 September 2007 compared to Bt77,599 million as of 31 December 2006, a decline due to an interim dividend payment in 3Q07.

Cash Flow

Cash flow remained strong and sufficient to finance capital expenditures and repay debt.

For the nine-month period, the Group generated Bt26,812 million of cash flow from operations (after interest, tax, and changes in working capital) and had net increase in short term borrowing of Bt5,868 million. Of this amount, the group spent Bt13,373 million on capital expenditures, repaid Bt5,515 million of long-term debentures and finance lease, and paid Bt18,622 million in dividend. As a result, the group had net decrease in cash of Bt4,666 million for the period.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the Companies. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the Companies believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements

Summary Translation Letter
To the Stock Exchange of Thailand
November 13, 2007

AIS-CP 107/2007

November 13, 2007

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc. AIS07OA, AIS093A, and AIS093B, the Company is required to maintain debt to equity ratio at not more than 2:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligation if there is any. In case that the Company pays dividend to the shareholders more than 40% of the net profit, the Company must maintain a credit rating at least AA.

We would like to notify you that as at 30 September, 2007 the Company was not in default of any debt obligation. The Company can maintain the credit rating at AA and the debt to equity ratio as at 30 September 2007 were 0.79 time. The Company is completely complied with the conditions set forth in the Terms and Conditions of the above debentures.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

**INTERIM CONSOLIDATED AND
COMPANY FINANCIAL STATEMENTS
(UNAUDITED)**

30 SEPTEMBER 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2007, and the related consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2007 and 2006 and the related consolidated and company statements of changes in shareholders' equity and cash flows for the nine-month periods ended 30 September 2007 and 2006 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2006 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 23 February 2007. As discussed in Note 2 to the financial statements, from 1 January 2007 the Company has changed its accounting policy for investments in subsidiaries in the company financial statements from the equity method to the cost method to comply with the Federation of Accounting Professions' announcement. The Company has applied the retrospective adjustments. Therefore, the company balance sheet as at 31 December 2006, as part of the consolidated and company financial statements which I have audited and issued a report thereon as stated above, and the interim company financial statement for the quarter ended 30 September 2006, presented for comparative purposes, are restated.

Suchart Luengsuraswat
Certified Public Accountant (Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
13 November 2007

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 September 2007 and 31 December 2006

		Consolidated		Company	
		Unaudited 30 September 2007	Audited 31 December 2006	Unaudited 30 September 2007	Audited 31 December 2006 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		7,470,311	12,742,218	2,883,909	3,725,034
Short-term investments		122,496	118,187	-	-
Trade accounts receivable, net	7	5,024,138	4,898,182	6,340,428	5,288,900
Amounts due from and loans to related parties	21	71	2,973	112,639	87,113
Receivables for cash card		432,130	620,505	-	-
Value added tax receivables - third party		473,348	463,557	473,348	463,557
Inventories and sparepart inventories for mobile phone network maintenance, net		1,298,293	2,055,466	141,557	113,364
Other current assets	8	1,934,612	1,991,808	1,567,167	1,756,240
Total Current Assets		16,755,399	22,892,896	11,519,048	11,434,208
Non-Current Assets					
Investments in subsidiaries, net	9	-	-	19,906,040	19,856,041
General investment	10	51,847	-	51,847	-
Property, plant and equipment, net	11	7,966,218	7,797,323	7,257,157	7,021,666
Assets under concession agreements, net	11	80,184,804	81,095,903	74,792,955	74,763,193
Intangible assets					
Computer software, net	11	1,359,076	1,308,759	1,206,869	1,234,412
Concession rights, net	11	2,709,984	3,051,104	-	-
Goodwill, net	11	6,961,865	7,837,043	-	-
Deferred tax assets	17	9,872,743	9,762,601	8,958,253	8,813,222
Other non-current assets, net	11	618,792	555,145	510,887	441,227
Total Non-Current Assets		109,725,329	111,407,878	112,684,008	112,129,761
Total Assets		126,480,728	134,300,774	124,203,056	123,563,969

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 10 to 36 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 September 2007 and 31 December 2006

		Consolidated		Company	
		Unaudited 30 September 2007	Audited 31 December 2006	Unaudited 30 September 2007	Audited 31 December 2006 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loan from a financial institution	13	6,936,592	1,000,000	6,936,592	1,000,000
Trade accounts payable	12	4,088,828	5,759,710	4,083,881	5,662,485
Amounts due to and loans from related parties	21	330,707	523,210	14,280,810	4,925,439
Current portion of long-term debentures, net and long-term borrowings	13	2,515,828	6,507,227	2,507,307	6,504,184
Concession right payable, accrued concession fee and excise tax	14	10,668,415	7,155,341	4,928,415	2,051,951
Unearned income - mobile phone service		3,190,920	3,658,800	3,564,783	4,072,275
Advance receipts from customers		765,274	1,090,979	-	-
Income tax payable		1,102,061	2,963,490	987,006	2,576,871
Other current liabilities	15	2,414,523	2,379,903	2,168,560	1,947,159
Total Current Liabilities		32,013,148	31,038,660	39,457,354	28,740,364
Non-Current Liabilities					
Swap contracts payable, net	16	317,512	137,954	317,512	137,954
Long-term debentures, net and long-term borrowings	13	23,830,047	25,504,304	23,819,696	25,496,004
Other non-current liabilities		12,266	20,847	-	-
Total Non-Current Liabilities		24,159,825	25,663,105	24,137,208	25,633,958
Total Liabilities		56,172,973	56,701,765	63,594,562	54,374,322
Shareholders' Equity					
Share capital					
Authorised share capital	19	4,997,460	4,997,460	4,997,460	4,997,460
Issued and fully paid-up share capital	19	2,957,257	2,953,547	2,957,257	2,953,547
Premium on share capital	19	21,184,726	20,978,563	21,184,726	20,978,563
Advanced receipts for share subscription	19, 25	3,156	14,504	3,156	14,504
Unrealised gain from dilution of investment		161,187	161,187	-	-
Retained earnings					
Appropriated - Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		44,867,206	52,330,152	35,963,355	44,743,033
Total Parent's Shareholders' Equity		69,673,532	76,937,953	60,608,494	69,189,647
Minority interests		634,223	661,056	-	-
Total Shareholders' Equity, net		70,307,755	77,599,009	60,608,494	69,189,647
Total Liabilities and Shareholders' Equity		126,480,728	134,300,774	124,203,056	123,563,969

The notes on pages 10 to 36 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Income (Unaudited)

For the three-month periods ended 30 September 2007 and 2006

	Notes	Consolidated Unaudited 30 September 2007 Baht'000	Consolidated Unaudited 30 September 2006 Baht'000	Company Unaudited 30 September 2007 Baht'000	Company Unaudited 30 September 2006 Restated Baht'000
Revenues					
Revenues from services and equipment rentals		19,078,946	18,045,576	18,416,637	17,084,650
Sales		3,328,364	3,857,766	-	-
Total revenues		22,407,310	21,903,342	18,416,637	17,084,650
Cost					
Cost of services and equipment rentals		6,239,399	5,826,546	6,479,194	5,994,269
Concession fee and excise tax		4,626,621	4,410,963	4,317,086	4,105,026
Cost of sales		3,117,983	3,638,462	-	-
Total cost		13,984,003	13,875,971	10,796,280	10,099,295
Gross profit		8,423,307	8,027,371	7,620,357	6,985,355
Selling and administrative expenses		2,958,810	2,620,833	2,670,994	2,225,346
Profit from sales, services and equipment rentals		5,464,497	5,406,538	4,949,363	4,760,009
Other operating income		142,247	231,063	155,609	154,258
Net (loss) gain on exchange rate		(11,816)	28,587	(19,334)	24,589
Directors' remuneration		(1,790)	(1,509)	(1,715)	(1,440)
Profit before interest and tax		5,593,138	5,664,679	5,083,923	4,937,416
Interest expense		(428,303)	(371,665)	(523,259)	(441,363)
Income tax	18	(1,661,485)	(1,678,956)	(1,368,394)	(1,393,375)
Profit before minorities		3,503,350	3,614,058	3,192,270	3,102,678
Loss attributable to minorities, net		(8,453)	(39,248)	-	-
Net profit for the period		3,511,803	3,653,306	3,192,270	3,102,678
Basic earnings per share (Baht)	5				
Net profit for the period		1.19	1.24	1.08	1.05
Diluted earnings per share (Baht)	5				
Net profit for the period		1.19	1.24	1.08	1.05

The notes on pages 10 to 36 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the nine-month periods ended 30 September 2007 and 2006

		Consolidated		Company	
		Unaudited 30 September 2007	Unaudited 30 September 2006	Unaudited 30 September 2007	Unaudited 30 September 2006 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from services and equipment rentals		58,168,268	57,735,407	55,979,343	54,506,697
Sales		10,415,749	11,364,292	-	-
Total revenues		68,584,017	69,099,699	55,979,343	54,506,697
Cost					
Cost of services and equipment rentals		18,061,184	17,464,016	18,944,002	17,824,613
Concession fee and excise tax		14,278,991	14,203,495	13,184,307	13,243,037
Cost of sales		9,664,324	10,299,171	-	-
Total cost		42,004,499	41,966,682	32,128,309	31,067,650
Gross profit		26,579,518	27,133,017	23,851,034	23,439,047
Selling and administrative expenses		9,385,982	7,996,633	8,643,798	6,736,557
Profit from sales, services and equipment rentals		17,193,536	19,136,384	15,207,236	16,702,490
Other operating income		498,222	784,544	446,796	480,867
Net (loss) gain on exchange rate		(28,072)	31,793	(42,639)	15,795
Directors' remuneration		(6,275)	(5,714)	(6,040)	(4,925)
Operating results		17,657,411	19,947,007	15,605,353	17,194,227
Dividend income		-	-	-	2,017,300
Profit before interest and tax		17,657,411	19,947,007	15,605,353	19,211,527
Interest expense		(1,293,223)	(1,026,833)	(1,521,264)	(1,197,612)
Income tax	18	(5,232,000)	(5,967,063)	(4,241,800)	(4,823,111)
Profit before minorities		11,132,188	12,953,111	9,842,289	13,190,804
Loss attributable to minorities, net		(26,833)	(115,579)	-	-
Net profit for the period		11,159,021	13,068,690	9,842,289	13,190,804
Basic earnings per share (Baht)	5				
Net profit for the period		3.78	4.43	3.33	4.47
Diluted earnings per share (Baht)	5				
Net profit for the period		3.78	4.43	3.33	4.47

The notes on pages 10 to 36 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Changes in Shareholders' Equity (Unaudited)
For the nine-month periods ended 30 September 2007 and 2006

	Consolidated (Baht'000)										
	Issued and paid-up share capital	Premium on share capital	Advanced receipts for share subscription	Fair Value reserve	Unrealised gain on dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappro-priated retained earnings	Treasury Stock	Minority interests	Total
Opening balance 2007	2,953,547	20,978,563	14,504	-	161,187	500,000	-	52,330,152	-	661,056	77,599,009
Net profit for the period	-	-	-	-	-	-	-	11,159,021	-	-	11,159,021
Dividend paid (Note 6)	-	-	-	-	-	-	-	(18,621,967)	-	-	(18,621,967)
Transfer of advanced receipts to additional shares (Note 19)	333	14,171	(14,504)	-	-	-	-	-	-	-	-
Additional shares (Note 19)	3,377	191,992	-	-	-	-	-	-	-	-	195,369
Advanced receipts for share subscription (Note 19)	-	-	3,156	-	-	-	-	-	-	-	3,156
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(26,833)	(26,833)
Closing balance 30 September 2007	2,957,257	21,184,726	3,156	-	161,187	500,000	-	44,867,206	-	634,223	70,307,755
Opening balance 2006	2,950,640	20,729,933	25,257	17,670	161,187	500,000	83,130	54,664,430	(83,130)	885,435	79,934,552
Net profit for the period	-	-	-	-	-	-	-	13,068,690	-	-	13,068,690
Dividend paid	-	-	-	-	-	-	-	(18,592,833)	-	-	(18,592,833)
Transfer of advanced receipts to additional shares	491	24,766	(25,257)	-	-	-	-	-	-	-	-
Additional shares	4,134	187,015	-	-	-	-	-	-	-	-	191,149
Advanced receipts for share subscription	-	-	12,872	-	-	-	-	-	-	-	12,872
Fair value reserve of available-for-sale securities	-	-	-	(17,670)	-	-	-	-	-	-	(17,670)
Reversal of capital reserve for treasury stock	-	-	-	-	-	-	(83,130)	83,130	-	-	-
Offset of treasury stock	(2,540)	-	-	-	-	-	-	(80,590)	83,130	-	-
Dividend received from subsidiary	-	-	-	-	-	-	-	-	-	(29,761)	(29,761)
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(115,579)	(115,579)
Closing balance 30 September 2006	2,952,725	20,941,714	12,872	-	161,187	500,000	-	49,142,827	-	740,095	74,451,420

The notes on pages 10 to 36 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Changes in Shareholders' Equity (Unaudited) (continued)
For the nine-month periods ended 30 September 2007 and 2006

	Company (Baht'000)								
	Issued and paid-up share capital	**Premium on share capital**	**Advanced receipts for share subscription**	**Unrealised gain on dilution of investment**	**Legal reserve**	**Capital reserve for treasury stock**	**Unappropriated retained earnings**	**Treasury Stock**	**Total**
Opening balance 2007	2,953,547	20,978,563	14,504	161,187	500,000	-	52,330,152	-	76,937,953
Retrospective adjustments (Note 2)	-	-	-	(161,187)	-	-	(7,587,119)	-	(7,748,306)
Opening balance - as restated	2,953,547	20,978,563	14,504	-	500,000	-	44,743,033	-	69,189,647
Net profit for the period	-	-	-	-	-	-	9,842,289	-	9,842,289
Dividend paid (Note 6)	-	-	-	-	-	-	(18,621,967)	-	(18,621,967)
Transfer of advanced receipts to additional shares (Note 19)	333	14,171	(14,504)	-	-	-	-	-	-
Additional shares (Note 19)	3,377	191,992	-	-	-	-	-	-	195,369
Advanced receipts for share subscription (Note 19)	-	-	3,156	-	-	-	-	-	3,156
Closing balance 30 September 2007	2,957,257	21,184,726	3,156	-	500,000	-	35,963,355	-	60,608,494
Opening balance 2006	2,950,640	20,729,933	25,257	161,187	500,000	83,130	54,664,430	(83,130)	79,031,447
Retrospective adjustments (Note 2)	-	-	-	(161,187)	-	-	(8,813,775)	-	(8,974,962)
Opening balance - as restated	2,950,640	20,729,933	25,257	-	500,000	83,130	45,850,655	(83,130)	70,056,485
Net profit for the period	-	-	-	-	-	-	13,190,804	-	13,190,804
Dividend paid	-	-	-	-	-	-	(18,592,833)	-	(18,592,833)
Transfer of advanced receipts to additional shares	491	24,766	(25,257)	-	-	-	-	-	-
Additional shares	4,134	187,015	-	-	-	-	-	-	191,149
Advanced receipts for share subscription	-	-	12,872	-	-	-	-	-	12,872
Reversal of capital reserve for treasury stock	-	-	-	-	-	(83,130)	83,130	-	-
Offset of treasury stock	(2,540)	-	-	-	-	-	(80,590)	83,130	-
Closing balance 30 September 2006	2,952,725	20,941,714	12,872	-	500,000	-	40,451,166	-	64,858,477

The notes on pages 10 to 36 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows (Unaudited)
For the nine-month periods ended 30 September 2007 and 2006

		Consolidated		Company	
		Unaudited 30 September 2007	Unaudited 30 September 2006	Unaudited 30 September 2007	Unaudited 30 September 2006 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	20	26,812,461	27,655,903	21,032,353	24,591,114
Cash flows from investing activities:					
Net changes in short-term investments		(4,309)	156,708	-	-
Proceeds from disposals of property and equipment		21,706	16,204	15,646	14,965
Net changes in loan to related parties		-	-	(20,100)	-
Cash invested in long-term investments in subsidiaries		-	-	(50,000)	(99,000)
Cash invested in general investment		(51,847)	-	(51,847)	-
Purchases of property, plant, equipment and computer software		(2,874,959)	(2,380,406)	(2,726,693)	(2,317,394)
Purchases of assets under concession agreements		(10,497,933)	(10,096,842)	(10,457,551)	(9,845,440)
Dividend received from a subsidiary		-	-	-	2,017,300
Net cash payments from investing activities		(13,407,342)	(12,304,336)	(13,290,545)	(10,229,569)
Cash flows from financing activities:					
Repayment of short-term loan from a financial institutions	13	(1,000,000)	-	(1,000,000)	-
Proceeds of short-term loans from financial institutions		6,867,734	-	6,867,734	-
Repayments of short-term loans from a subsidiary		-	-	-	(8,800,000)
Proceeds of short-term loans from a subsidiary		-	-	9,500,000	5,000,000
Repayments of long-term debentures	13	(5,500,000)	(3,250,000)	(5,500,000)	(3,250,000)
Proceeds of long-term debentures		-	11,410,173	-	11,410,173
Finance lease principal payments	13	(15,189)	(10,815)	(13,195)	(9,148)
Proceeds from capital increase		3,377	4,134	3,377	4,134
Proceeds from share premium		191,992	187,015	191,992	187,015
Advanced receipts for share subscription		3,156	12,872	3,156	12,872
Payments of dividend	6	(18,621,967)	(18,592,833)	(18,621,967)	(18,592,833)
Payments of dividend to minorities		-	(29,761)	-	-
Net cash payments from financing activities		(18,070,897)	(10,269,215)	(8,568,903)	(14,037,787)
Net (decrease) increase in cash and cash equivalents		(4,665,778)	5,082,352	(827,095)	323,758
Opening balance		11,097,790	6,757,483	3,725,034	1,824,526
Unrealised loss on exchange rate of cash and cash equivalents		(14,030)	(16,023)	(14,030)	(16,023)
Closing balance		6,417,982	11,823,812	2,883,909	2,132,261

The notes on pages 10 to 36 are an integral part of these interim financial statements.

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the nine-month periods ended 30 September 2007 and 2006 comprise:

	Consolidated		Company	
	Unaudited 30 September 2007	Unaudited 30 September 2006	Unaudited 30 September 2007	Unaudited 30 September 2006 Restated
	Million Baht	Million Baht	Million Baht	Million Baht
Cash and deposits at financial institutions	5,671	7,802	1,376	1,668
Short-term investments with maturities of three months or less	1,799	6,027	1,508	464
	7,470	13,829	2,884	2,132
Less restricted bank deposit	(1,052)	(2,005)	-	-
Total cash and cash equivalents	6,418	11,824	2,884	2,132

Restricted bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks amounting to the subsidiaries' outstanding balance of advance from customers of Baht 1,052.33 million (30 September 2006: Baht 2,004.67 million) have to be maintained as the minimum at bank and cannot be used for other purposes apart from payment made to service providers.

Interest paid, income tax and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the nine-month periods ended 30 September 2007 and 2006 comprise:

	Consolidated		Company	
	Unaudited 30 September 2007	Unaudited 30 September 2006	Unaudited 30 September 2007	Unaudited 30 September 2006 Restated
	Million Baht	Million Baht	Million Baht	Million Baht
Interest paid and income tax paid				
Interest paid	1,350	1,069	1,555	1,319
Income tax paid	7,203	8,101	5,976	6,132
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	1,994	4,368	1,909	4,267

The notes on pages 10 to 36 are an integral part of these interim financial statements.

1 Accounting policies

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, "Interim Financial Reporting" and additional notes are presented as required by the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

An English version of the consolidated and company interim financial statements have been prepared from the interim financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language interim financial statements shall prevail.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006, except as explain in Note 2.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2006 annual financial statements.

These interim consolidated and company financial statements have been approved for issue by the Board of Directors on 13 November 2007.

1.1 Amendments to standards effective in 2007

The following standards are revised and are mandatory for accounting periods beginning on or after 1 January 2007 and are relevant to the Group.

TAS 44: Consolidated and Separate Financial Statements
TAS 45: Accounting for Investments in Associates
TAS 46: Financial Reporting of Interests in Joint Ventures

These standards have no impact to the consolidated financial statements. The significant impacts to the separate financial statements relating to the revised standards have been discussed in Note 2 to the financial statements.

1.2 Amendments to standards effective in 2008

The following standards are revised and are mandatory for accounting periods beginning on or after 1 January 2008 and are relevant to the Group.

TAS 25: Cash Flow Statements
TAS 33: Borrowing Costs
TAS 35: Presentation of Financial Statements (revised 2007)
TAS 39: Accounting Policies, Changes in Accounting Estimates and Errors (revised 2007)
TAS 41: Interim Financial Reporting (revised 2007)
TAS 49: Construction Contracts

The Group will apply these standards from 1 January 2008. It is not expected to have any significant impact to the Group's accounts.

2 Change in accounting policy

The amendment of TAS no. 44 "Consolidated and Separate Financial Statements", TAS no. 45 "Investments in Associates" and TAS no. 46 "Interests in Joint Ventures" require the change from equity method to cost method for investments in subsidiaries ,associates and jointly controlled entities presented in the separate financial statements. Under the cost method, income from investment will be recorded when dividends are declared. Those revised standards are mandatory from 1 January 2007. The Company has applied such method for investments in subsidiaries, associates and jointly controlled entities presented in the separate financial statements. The change in the accounting policy has an impact to the separate financial statements only and does not have an impact to the consolidated financial statements.

The Company has adopted the cost method in the separate financial statements since 1 January 2007 by applying retrospective adjustments. The effects of the change to the company balance sheet as at 31 December 2006 and the company statements of income for the three-month and nine-month periods ended 30 September 2006 are as follows:

Balance sheets as at 31 December 2006	**Restated Million Baht**
Decrease in investments in subsidiaries	
Impact from the change from equity to cost method	1,723
Impact from impairment loss to investment at cost	6,025
Decrease in investments in subsidiaries, net	7,748
Shareholders' equity	
Decrease in unrealised gain from dilution of investment as at 1 January 2006 and 31 December 2006	161
Decrease in retained earnings as at 31 December 2006	7,587
Decrease in retained earnings as at 1 January 2006	8,814

Statements of income for the three-month period ended 30 September 2006	**Restated Million Baht**
Decrease in net profit for the period	551
Decrease in basic earnings per share (Baht)	0.19
Decrease in diluted earnings per share (Baht)	0.19

Statements of income for the nine-month period ended 30 September 2006	**Restated Million Baht**
Increase in net profit for the period	122
Increase in basic earnings per share (Baht)	0.04
Increase in diluted earnings per share (Baht)	0.04

3 Segment information

Financial information by business segment for the three-month and nine-month periods ended 30 September 2007 and 2006 are as follows:

	Consolidated (Million Baht)							
	For the three-month periods ended 30 September							
	Mobile phone, international call and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2007	2006	2007	2006	2007	2006	2007	2006
Revenues:								
Revenues from services and equipment rentals	18,849	17,833	17	28	213	185	19,079	18,046
Sales	-	-	3,328	3,857	-	1	3,328	3,858
Total revenues	18,849	17,833	3,345	3,885	213	186	22,407	21,904
Operating expenses:								
Cost of sales, services and equipment rentals	(10,716)	(10,081)	(3,122)	(3,649)	(146)	(146)	(13,984)	(13,876)
Operating expenses, net	(2,656)	(2,187)	(88)	(94)	(86)	(82)	(2,830)	(2,363)
Operating results	5,477	5,565	135	142	(19)	(42)	5,593	5,665

3 Segment information (continued)

	Consolidated (Million Baht)							
	For the nine-month periods ended 30 September							
	Mobile phone, international call and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2007	2006	2007	2006	2007	2006	2007	2006
Revenues:								
Revenues from services and equipment rentals	57,474	57,153	59	69	635	514	58,168	57,736
Sales	-	-	10,415	11,352	1	12	10,416	11,364
Total revenues	57,474	57,153	10,474	11,421	636	526	68,584	69,100
Operating expenses:								
Cost of sales, services and equipment rentals	(31,879)	(31,256)	(9,685)	(10,319)	(440)	(392)	(42,004)	(41,967)
Operating expenses, net	(8,565)	(6,588)	(88)	(349)	(270)	(249)	(8,923)	(7,186)
Operating results	17,030	19,309	701	753	(74)	(115)	17,657	19,947

4 Significant items charged to operating profit

The following items have been charged to the operating profit during the interim period:

	Consolidated		Company	
	30 September 2007 Million Baht	30 September 2006 Million Baht	30 September 2007 Million Baht	30 September 2006 Million Baht
Depreciation on property and equipment (Note 11)	2,216	2,924	2,185	2,833
Amortisation of assets under concession agreements (Note 11)	10,020	9,253	9,048	8,290
Amortisation of intangible assets (Note 11)				
- Computer software	340	380	327	376
- Concession rights	341	341	-	-
- Goodwill	875	875	-	-
- Deferred charges	53	84	38	68
Loss on obsolete spare parts for mobile phone network maintenance, net	18	94	18	90
Impairment loss on assets	-	69	-	53
Doubtful accounts and bad debts	1,148	203	1,147	192
Staff costs	2,848	2,603	2,060	1,910
Marketing expenses	2,479	2,052	2,451	1,750
Number of staff (persons)	8,897	7,944	5,135	4,619

5 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month and nine-month periods ended 30 September 2007 and 2006.

5 Earnings per share (continued)

For the three-month periods ended	Consolidated 30 September 2007	Consolidated 30 September 2006	Company 30 September 2007	Company 30 September 2006 Restated
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	3,512	3,653	3,192	3,103
Weighted average number of paid-up ordinary shares in issue during the period (Million shares)	2,957	2,955	2,957	2,955
Basic earnings per share (Baht)	1.19	1.24	1.08	1.05
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	-	-	-	-
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,957	2,955	2,957	2,955
Diluted earnings per share (Baht)	1.19	1.24	1.08	1.05

For the nine-month periods ended	Consolidated 30 September 2007	Consolidated 30 September 2006	Company 30 September 2007	Company 30 September 2006 Restated
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	11,159	13,069	9,842	13,191
Weighted average number of paid-up ordinary shares in issue during the period (Million shares)	2,956	2,952	2,956	2,952
Basic earnings per share (Baht)	3.78	4.43	3.33	4.47
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	-	-	-	-
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,956	2,952	2,956	2,952
Diluted earnings per share (Baht)	3.78	4.43	3.33	4.47

6 Dividend paid

At the Annual General Shareholders' Meeting on 25 April 2007, it was approved to declare a dividend for 2,955.46 million shares of Baht 3.30 each, totaling Baht 9,753.03 million. The dividend was paid to the shareholders on 10 May 2007.

At the Board of Directors' Meeting on 14 August 2007, it was approved to declare an interim dividend for 2,957.16 million shares of Baht 3.00 each, totaling Baht 8,871.47 million. Dividends of Baht 8,869.58 million were paid to shareholders on 10 September 2007. The remaining amount of Baht 1.89 million for this quarter and Baht 0.64 million for previous quarter pertained to shareholders that were not entitled to receive the dividend and thus the Company will not pay such amount.

7 Trade accounts receivable, net

	Consolidated		Company	
	30 September 2007 Million Baht	31 December 2006 Million Baht	30 September 2007 Million Baht	31 December 2006 Million Baht
Trade accounts receivable, gross				
Third parties	3,623	3,166	2,494	1,890
Related parties (Note 21)	218	147	2,692	1,883
Accrued income	1,952	2,019	1,887	1,901
	5,793	5,332	7,073	5,674
Less allowance for trade receivables	(769)	(434)	(733)	(385)
	5,024	4,898	6,340	5,289

Outstanding trade accounts receivable from third parties can be analysed as follows:

	Consolidated		Company	
	30 September 2007 Million Baht	31 December 2006 Million Baht	30 September 2007 Million Baht	31 December 2006 Million Baht
Current - 3 months	5,059	5,039	3,925	3,667
Overdue 3 - 6 months	456	94	417	85
Overdue 6 - 12 months	39	8	27	6
Overdue over 12 months	21	44	12	33
	5,575	5,185	4,381	3,791
Less allowance for trade receivables	(769)	(434)	(733)	(385)
	4,806	4,751	3,648	3,406

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

Outstanding trade accounts receivable from related parties can be analysed as follows:

	Consolidated		Company	
	30 September 2007 Million Baht	31 December 2006 Million Baht	30 September 2007 Million Baht	31 December 2006 Million Baht
Current - 3 months	217	147	2,336	1,636
Overdue 3 - 6 months	1	-	37	247
Overdue 6 - 12 months	-	-	91	-
Overdue over 12 months	-	-	228	-
	218	147	2,692	1,883

8 Other current assets

	Consolidated		Company	
	30 September 2007 Million Baht	31 December 2006 Million Baht	30 September 2007 Million Baht	31 December 2006 Million Baht
Other receivables	338	226	86	98
Prepaid expenses	1,416	1,502	1,392	1,459
Others	181	264	89	199
	1,935	1,992	1,567	1,756

9 Investments in subsidiaries

Movements in investments in subsidiaries for the nine-month period ended 30 September 2007 comprise:

	Company 2007 Million Baht
Transactions during the nine-month period ended 30 September	
Opening net book amount - as previously reported	27,604
Retrospective adjustment (Note 2)	(7,748)
Opening net book amount - as restated	19,856
Acquisition	50
Closing net book amount	19,906

On 22 June 2007, the Company invested in Wireless Device Supply Company Limited ("WDS") of 499,993 ordinary shares with a par value of Baht 100 per share, totaling Baht 50.00 million. Total shares invested represent 99.99% ownership.

9 Investments in subsidiaries, net (continued)

Company - 30 September 2007 and 31 December 2006

Subsidiaries	Nature of Business	Country of incorporation	Nature of relationship	Paid-up capital Million Baht	Investment portion %	Cost Million Baht 30 September 2007	Cost Million Baht 31 December 2006 Restated
Mobile from Advance Co., Ltd.	Currently ceased operation	Thailand	Shareholder	240.00	99.99	600.00	600.00
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line and broadband	Thailand	Shareholder	957.52	51.00	597.83	597.83
Datanetwork Solution Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1.00	49.00	8.00	8.00
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272.00	99.99	810.96	810.96
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,621.86	98.55	23,299.84	23,299.84
Data Line Thai Co., Ltd.	Currently ceased operation	Thailand	Shareholder	15.00	65.00	2.41	2.41
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	Shareholder	250.00	99.99	250.00	250.00
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	Shareholder	300.00	69.99	210.00	210.00
AIN Globalcomm Co., Ltd. (Formerly AIS International Network Co., Ltd.)	Service provider of international call	Thailand	Shareholder	100.00	99.99	100.00	100.00
Advanced Wireless Network Co., Ltd. (Formerly AIS Wireless Communication Network Co., Ltd.)	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	1.00
Super Broadband Network Co., Ltd. (Formerly AIS Wire Network Co., Ltd.)	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	1.00
Wireless Device Supply Co., Ltd.	Importer and distributor of cellular phones and related accessories and cellular phone rental	Thailand	Shareholder	50.00	99.99	50.00	-
	Investments in subsidiaries					25,931.04	25,881.04
	Less allowance for impairment					(6,025.00)	(6,025.00)
	Investments in subsidiaries, net					19,906.04	19,856.04

10 General investment

On 29 June 2007, the Company invested in Bridge Mobile Pte Ltd., a joint force of 10 mobile operators in Asia-Pacific region to provide international roaming service (incorporated in Singapore), of 1.00 million ordinary shares, totaling USD 1.50 million (Baht 51.85 million). Total shares invested represent 6.76% of its paid-up share capital.

11 Capital expenditure and commitments

	Consolidated (Million Baht)					
	Property and equipment	Asset under concession agreement	Computer software	Concession rights	Goodwill and other assets	Total
Transactions during the nine-month period ended 30 September 2007						
Opening net book amount	7,797	81,096	1,309	3,051	8,392	101,645
Additions	2,547	9,109	237	-	118	12,011
Disposals, net	(9)	-	-	-	(1)	(10)
Transfer, net	(153)	-	153	-	-	-
Depreciation/amortisation charges	(2,216)	(10,020)	(340)	(341)	(928)	(13,845)
Closing net book amount	7,966	80,185	1,359	2,710	7,581	99,801
At 30 September 2007						
Cost	30,125	174,202	3,893	6,993	15,413	230,626
Less Accumulated depreciation/amortisation	(22,157)	(89,980)	(2,534)	(4,283)	(7,832)	(126,786)
Allowance for asset impairment	(2)	(4,021)	-	-	-	(4,023)
Allowance for written-off assets	-	(16)	-	-	-	(16)
Net book amount	7,966	80,185	1,359	2,710	7,581	99,801

Additions include Baht 22.14 million (2006: Baht 16.14 million) assets leased under finance leases (where the Group is the lessee).

	Company (Million Baht)				
	Property and equipment	Asset under concession agreement	Computer software	Other assets	Total
Transactions during the nine-month period ended 30 September 2007					
Opening net book amount	7,022	74,763	1,234	441	83,460
Additions	2,519	9,078	208	108	11,913
Disposals, net	(7)	-	-	-	(7)
Transfer, net	(92)	-	92	-	-
Depreciation/amortisation charges	(2,185)	(9,048)	(327)	(38)	(11,598)
Closing net book amount	7,257	74,793	1,207	511	83,768
At 30 September 2007					
Cost	28,660	158,177	3,718	727	191,282
Less Accumulated depreciation/amortisation	(21,401)	(79,363)	(2,511)	(216)	(103,491)
Allowance for asset impairment	(2)	(4,021)	-	-	(4,023)
Net book amount	7,257	74,793	1,207	511	83,768

Additions include Baht 12.75 million (2006: Baht 5.42 million) assets leased under finance leases (where the Company is the lessee).

11 Capital expenditure and commitments (continued)

Capital expenditure commitments with third parties

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated		Company	
	30 September 2007 Million	31 December 2006 Million	30 September 2007 Million	31 December 2006 Million
Assets under concession agreements				
Thai Baht	3,657	8,750	3,636	8,703
US Dollars	57	69	56	68
Japanese Yen	716	1,910	716	1,910
Euro	2	1	2	1
Property and equipment				
Thai Baht	183	546	165	446
US Dollars	5	9	5	9
Service maintenance agreements				
Thai Baht	1,611	1,424	1,531	1,345
US Dollars	10	7	9	7
Japanese Yen	105	179	105	179

The Group has entered into lease and related service agreements for office spaces, cars, base stations, computer hardware and others for periods ranging from 1 month to 8 years with options to renew. As at 30 September 2007, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Not later than 1 year	1,250	936
Later than 1 year but not later than 5 years	1,534	1,306
Later than 5 years	28	28

12 Trade accounts payable

	Consolidated		Company	
	30 September 2007 Million Baht	31 December 2006 Million Baht	30 September 2007 Million Baht	31 December 2006 Million Baht
Trade accounts payable				
Third parties	4,017	5,684	3,584	5,172
Related parties (Note 21)	72	76	500	490
	4,089	5,760	4,084	5,662

13 Borrowings

	Consolidated		Company	
	30 September 2007 Million Baht	31 December 2006 Million Baht	30 September 2007 Million Baht	31 December 2006 Million Baht
Current				
Short-term loan from financial institutions	6,937	1,000	6,937	1,000
Current portion of long-term debentures, net	2,493	6,491	2,493	6,491
Current portion of finance lease liabilities	23	16	14	13
	9,453	7,507	9,444	7,504
Non-current				
Long-term borrowings	9,168	9,347	9,168	9,347
Long-term debentures, net	14,616	16,112	14,616	16,112
Finance lease liabilities	46	45	36	37
	23,830	25,504	23,820	25,496
Total borrowings	33,283	33,011	33,264	33,000

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the nine-month period ended 30 September 2007		
Opening net book value	33,011	33,000
Additions	6,890	6,880
Repayments	(6,515)	(6,513)
Amortisation of bond issuing cost	7	7
Amortisation of discounted bill of exchange	69	69
Unrealised gain	(179)	(179)
Closing net book value	33,283	33,264

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 30 September 2007 are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures	17,127	17,712	17,127	17,712

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Market Association at the close of the business on the balance sheet date.

14 Concession right payable

On 19 November 1996, Digital Phone Company Limited ("DPC"), a subsidiary, has entered into an assignment agreement with The Communications Authority of Thailand (currently named CAT Telecom Public Company Limited ("CAT")), and Total Access Communication Public Company Limited ("TAC"). Under the agreement, TAC agreed to transfer the rights and obligations under the contract to operate and to provide Cellular System Radio Telecommunication Service DIGITAL PCN (PERSONAL COMMUNICATION NETWORK) 1800 to DPC. Therefore, the rights and obligations of TAC were completely transferred to DPC according to the agreement.

On 19 November 1996, CAT has entered into an agreement with DPC whereby CAT agreed that DPC shall operate and provide Cellular System Radio Telecommunication Service DIGITAL PCN (PERSONAL COMMUNICATION NETWORK) 1800 from the effective date of this agreement to 15 September 2013.

On 7 January 1997, DPC has entered into an Agreement to Unwind the Service Provider Agreement ("the Unwind agreement") with TAC and Samart Corporation Public Company Limited ("SAMART"). Under the Unwind agreement, DPC shall pay to TAC as detailed in the agreement for the assignment of the rights and obligations to operate the PCN 1800 mobile phone system, the right to use certain facilities, equipment and roaming arrangement.

During the year 2000, Shin Corporation Public Company Limited ("Shin"), the Company's major shareholder, acquired DPC from SAMART.

During the year 2001, the Company acquired DPC from Shin group.

DPC has suspended the payment to TAC starting with an amount due on 30 September 2002 due to certain disputes between the concerned parties.

On 30 September and 28 October 2003, TAC submitted a case to the Arbitration Committee for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the Unwind agreement totaling USD 35.49 million and called for payment with an additional interest charge on the overdue payment of USD 1.34 million calculated up to 28 October 2003 and with interest to be charged at 9.50% per annum on overdue payment, from 29 October 2003 until the payment is made.

On 5 July 2006, TAC has submitted an additional claim to the Arbitration Committee for the last two amounts of the rights transfer fees due on 30 September 2004 and 2005 comprising principal and interest according to the Unwind agreement totaling USD 87.38 million and call for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made.

DPC has recorded these principal and interest (excluding interest on overdue amounts) in the total concession right payable (using the effective interest rate method) of Baht 4,739 million or USD 122.87 million, using the agreed maximum foreign exchange rate of Baht 38.57 per USD 1.00 (31 December 2006: Baht 4,739 million). DPC has engaged legal advisors and submitted its case to the Arbitration Committee for settlement. The arbitration process was not completed in this period. According to the Unwind agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession right payable and interest according to the Unwind agreement (using the effective interest rate method) but have not provided accrued interest charge for overdue payment. DPC recorded the concession right payable of Baht 4,739 million according with Thai generally accepted accounting principles. However, DPC's management has not agreed on the amount to be paid as the case is still in dispute. DPC's management believes that settlement of this arbitration case should not have a material unfavorable effect on the financial statements.

15 Other current liabilities

	Consolidated		Company	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
	Million Baht	Million Baht	Million Baht	Million Baht
Accrued bonus	219	430	195	396
Accrued interest expense	238	405	238	405
Value added tax payable, net	150	169	171	155
Other payables	1,104	518	982	389
Others	704	858	583	602
	2,415	2,380	2,169	1,947

16 Financial instruments

	Consolidated		Company	
	30 2007	31 December 2006	30 September 2007	31 December 2006
	Million Baht	Million Baht	Million Baht	Million Baht
Swap contracts receivable	9,167	9,347	9,167	9,347
Swap contracts payable	(9,485)	(9,485)	(9,485)	(9,485)
Total swap contracts payable, net	(318)	(138)	(318)	(138)

The carrying amounts and fair values of swap contracts are as follows:

	Consolidated			
	Carrying amounts		Fair values	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
	Million Baht	Million Baht	Million Baht	Million Baht
Swap contracts	9,485	9,485	8,730	9,251

	Company			
	Carrying amounts		Fair values	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
	Million Baht	Million Baht	Million Baht	Million Baht
Swap contracts	9,485	9,485	8,730	9,251

17 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 30% (2006: 30%).

The movement on the deferred income tax account is as follows:

	Consolidated		Company	
Million Baht	**2007**	**2006**	**2007**	**2006**
At 1 January	9,763	8,853	8,813	8,019
Statement of income charge	110	916	145	845
Reverse from equity	-	8	-	-
At 30 September	9,873	9,777	8,958	8,864

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the period is as follows:

Million Baht

Deferred tax assets	**Consolidated**					
	Allowance for doubtful accounts	**Allowance for obsolete inventories and sparepart**	**Amortisation of asset under concession agreement**	**Unearned income - mobile phone service**	**Others**	**Total**
At 1 January 2007	122	242	8,520	1,222	47	10,153
Credit (Charges) to net profit	102	-	117	(152)	(3)	64
At 30 September 2007	224	242	8,637	1,070	44	10,217

Deferred tax liabilities	**Prepaid concession fee and excise tax**	**Accelerated tax amortisation**	**Others**	**Total**
At 1 January 2007	280	79	31	390
Credit to net profit	(37)	(9)	-	(46)
At 30 September 2007	243	70	31	344

17 Deferred income tax (continued)

						Million Baht
	Company					
Deferred tax assets	Allowance for doubtful accounts	Allowance for obsolete sparepart	Amortisation of asset under concession agreement	Unearned income - mobile phone service	Others	Total
At 1 January 2007	108	173	7,580	1,222	41	9,124
Credit (Charges) to net profit	106	6	152	(153)	(2)	109
At 30 September 2007	214	179	7,732	1,069	39	9,233

Deferred tax liabilities	Prepaid concession fee and excise tax	Others	Total
At 1 January 2007	280	31	311
(Charges) Credit to net profit	(37)	1	(36)
At 30 September 2007	243	32	275

Deferred income tax assets and liabilities are offset when there is a legally enforceable right the income taxes relate to the same fiscal authority. The following amounts, determining after appropriate offsetting, are shown in the consolidated and the Company balance sheets:

				Million Baht
	Consolidated		Company	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Deferred tax assets	9,873	9,763	8,958	8,813
Deferred tax liabilities	-	-	-	-

18 Income tax

Reconciliation of income tax for the three-month periods ended 30 September is as follows:

				Million Baht
	Consolidated		Company	
	30 September 2007	30 September 2006	30 September 2007	30 September 2006
Current tax	1,527	2,286	1,254	1,945
Deferred tax	134	(607)	114	(552)
	1,661	1,679	1,368	1,393

18 Income tax (continued)

Reconciliation of income tax for the nine-month periods ended 30 September is as follows:

	Consolidated		Company	
Million Baht	30 September 2007	30 September 2006	30 September 2007	30 September 2006
Current tax	5,342	6,883	4,387	5,668
Deferred tax (Note 17)	(110)	(916)	(145)	(845)
	5,232	5,967	4,242	4,823

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the nine-month periods ended 30 September are as follows:

	Consolidated		Company	
Million Baht	30 September 2007	30 September 2006	30 September 2007	30 September 2006
Profit before tax	16,364	18,920	14,084	18,014
Tax calculated at a tax rate of 30% (2006: 30%)	4,909	5,676	4,225	5,404
Effect from elimination with subsidiaries	263	238	-	-
Other permanent differences	60	53	17	(581)
Tax charge	5,232	5,967	4,242	4,823

Further information about deferred tax is presented in Note 17.

19 Share capital and premium on share capital

	Million shares		Million Baht		
	Authorised share capital	Issued and paid-up share capital	Ordinary shares	Share premium	Total
For the nine-month period ended 30 September 2007					
Opening balance	4,997	2,953	2,953	20,979	23,932
Issue of shares	-	4	4	206	210
Closing balance	4,997	2,957	2,957	21,185	24,142

During the nine-month period ended 30 September 2007, the Company registered the increase in share capital with the Ministry of Commerce for 3.71 million ordinary shares from the exercise of 3.09 million warrants, 0.31 million warrants of which were exercised during the quarter ended 31 December 2006. The capital increase results in an increase in paid-up share capital and share premium of Baht 3.71 million and Baht 206.16 million, respectively.

As at 30 September 2007, the total issued number of ordinary shares is 2,957.26 million shares (31 December 2006: 2,953.55 million shares) with a par value of Baht 1 per share (31 December 2006: Baht 1 per share). All issued shares are fully paid.

19 Share capital and premium on share capital (continued)

Warrants granted to directors and employees

The Company has granted warrants at Baht nil per unit to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)	31/05/2005 (Grant IV)	31/05/2006 (Grant V)
Warrants (Million units)	14.00	8.47	9.00	9.69	10.14
Exercise price per unit	48.00	43.38	91.79	106.66	91.46
Exercise ratio	1 : 1	1 : 1	1 : 1	1 : 1	1 : 1
Eighth adjustment to exercise price per unit and ratio (effective from 30 March 2007 onwards)					
- Price	44.62	39.13	83.84	98.67	87.33
- Ratio	1 : 1.07512	1 : 1.10857	1 : 1.09477	1 : 1.08103	1 : 1.04738
Ninth adjustment to exercise price per unit and ratio (effective from 24 August 2007 onwards)					
- Price	44.62	38.32	82.11	96.63	85.52
- Ratio	1 : 1.07512	1 : 1.13197	1 : 1.11788	1 : 1.10385	1 : 1.06949

Ninth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 14 August 2007, the Board passed a resolution to approve the ninth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 39.13 per unit to Baht 38.32 per unit, from Baht 83.84 per unit to Baht 82.11 per unit, from Baht 98.67 per unit to Baht 96.63 per unit and from Baht 87.33 per unit to Baht 85.52 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.10857 to 1 : 1.13197 for grant II, from 1 : 1.09477 to 1 : 1.11788 for grant III, from 1 : 1.08103 to 1 : 1.10385 for grant IV and from 1 : 1.04738 to 1 : 1.06949 for grant V. The new exercise price and exercise ratio were effective from 24 August 2007 onwards.

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the nine-month period ended 30 September 2007			
Opening balance	6.88	23.52	30.40
Granted	-	-	-
Exercised	(0.41)	(2.73)	(3.14)
Closing balance	6.47	20.79	27.26

Exercised warrants

During the nine-month period ended 30 September 2007, 0.41 million units and 2.73 million units were exercised by the Company's directors and employees, respectively. The exercises of 3.09 million warrants during this period, and of 0.31 million warrants during the quarter ended 31 December 2006, increased paid-up share capital and premium on share capital by Baht 3.71 million and Baht 206.16 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.05 million units or 0.05 million shares on 2 October 2007. The Company received advanced payment from shareholders for the 0.05 million shares in the amount of Baht 3.16 million in the quarter ended 30 September 2007 (Note 25).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

20 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the nine-month periods ended 30 September 2007 and 2006:

		Consolidated		Company	
		30 September 2007	30 September 2006	30 September 2007	30 September 2006 Restated
	Notes	Million Baht	Million Baht	Million Baht	Million Baht
Cash flows from operating activities:					
Net profit for the period		11,159	13,069	9,842	13,191
Adjusted by:					
Dividend income		-	-	-	(2,017)
Depreciation	11	2,216	2,924	2,185	2,833
Amortisation of computer software	11	340	380	327	376
Amortisation of assets under concession agreements	11	10,020	9,253	9,048	8,290
Allowance for impairment		-	69	-	53
Amortisation of concession right	11	341	341	-	-
Amortisation of goodwill	11	875	875	-	-
Amortisation of deferred charges	11	53	84	38	68
Amortisation of forward and swap premium		-	13	-	13
Amortisation of bond issuing cost	13	7	15	7	15
Amortisation of discounted bill of exchange	13	69	-	69	-
Loss on write-off obsolete spare parts for mobile phone network maintenance		18	94	18	90
Loss on write-off of deferred charge		-	3	-	2
Doubtful accounts and bad debts		1,148	203	1,147	192
Loss on obsolete inventories and diminution in value of finished goods		(16)	51	-	-
Gain on disposals of fixed assets		(14)	(7)	(10)	(6)
Loss on write-off fixed asset		1	5	1	5
Unrealised loss on foreign exchange rate		17	8	17	8
Realised unearned income		(8)	(43)	-	-
Decrease in deferred tax income		(110)	(916)	(145)	(845)
Share of net loss from subsidiaries to minority interests		(27)	(116)	-	-
Net income before changes in operating assets and liabilities		26,089	26,305	22,544	22,268
Changes in operating assets and liabilities					
Restricted bank deposits		592	2,694	-	-
Trade accounts receivable		(1,281)	32	(2,206)	325
Amounts due from related parties		3	-	(5)	(41)
Receivables for cash card		621	786	-	-
Value added tax receivables - third party		(10)	(148)	(10)	(148)
Inventories and spare part inventories for mobile network maintenance		756	(725)	(46)	(34)
Other current assets		(376)	(1,010)	189	(809)
Other assets		(117)	(77)	(107)	(48)
Trade accounts payable		(172)	(8)	(182)	(76)
Amounts due to related parties		(193)	(80)	(145)	(128)
Concession rights payable, accrued concession fee and excise tax		3,513	1,182	2,876	1,139
Unearned income - mobile phone service		(468)	1,386	(507)	2,219
Advance receipts from customer		(326)	(2,288)	-	-
Income tax payable		(1,861)	(1,083)	(1,590)	(464)
Other current liabilities		35	680	221	388
Other liabilities		7	10	-	-
Cash flows from operating activities		26,812	27,656	21,032	24,591

21 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 42.73% (at 31 December 2006: 42.79%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder, holding 19.21% (at 31 December 2006: 19.23%) of the share capital of the Company.

Transactions related to these group companies or major shareholder or directors are recognised as related parties to the Company.

During the period, the Group has entered into a number of transactions which related parties, the term of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amounts.

The Group has transactions with related parties for three-month and nine-month periods ended 30 September 2007 and 2006 as follows:

a) Sales of goods and services

	Consolidated		Company	
For the three-month periods ended	**30 September 2007 Million Baht**	**30 September 2006 Million Baht**	**30 September 2007 Million Baht**	**30 September 2006 Million Baht**
Service income				
Subsidiaries	-	-	166	73
Shin Corporation and its related parties	46	36	5	9
Related party of SingTel Strategic Investments Pte Ltd.	191	173	191	173
	237	209	362	255
Other income				
Subsidiaries	-	-	53	59
Shin Corporation and its related parties	1	-	-	-
	1	-	53	59
Sales of prepaid cards				
A subsidiary	-	-	7,767	6,339

	Consolidated		Company	
For the nine-month periods ended	**30 September 2007 Million Baht**	**30 September 2006 Million Baht**	**30 September 2007 Million Baht**	**30 September 2006 Million Baht**
Service income				
Subsidiaries	-	-	425	266
Shin Corporation and its related parties	137	113	18	32
Related party of SingTel Strategic Investments Pte Ltd.	561	511	561	511
	698	624	1,004	809
Other income				
Subsidiaries	-	-	174	166
Shin Corporation and its related parties	3	4	-	2
	3	4	174	168
Sales of prepaid cards				
A subsidiary	-	-	24,796	6,339

21 Related party transactions (continued)

b) Purchases of services

	Consolidated		Company	
For the three-month periods ended	30 September 2007 Million Baht	30 September 2006 Million Baht	30 September 2007 Million Baht	30 September 2006 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	1,386	1,197
Shin Corporation and its related parties	76	103	68	96
SingTel Strategic Investments Pte Ltd. and its related parties	93	92	93	92
	169	195	1,547	1,385
Advertising expense - net*				
Related parties of Shin Corporation (Advertising expense - gross** - Consolidated 2007: 334 Million Baht 2006: 396 Million Baht - Company 2007: 313 Million Baht 2006: 369 Million Baht)	114	147	101	130

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

Promotion expense				
Subsidiaries	-	-	6	4
Commission expense				
A subsidiary	-	-	327	997
Consulting and management fees				
Shin Corporation and its related party	-	1	-	1
Interest expense				
A subsidiary	-	-	95	70

21 Related party transactions (continued)

b) Purchases of services (continued)

	Consolidated		Company	
For the nine-month periods ended	**30 September 2007 Million Baht**	**30 September 2006 Million Baht**	**30 September 2007 Million Baht**	**30 September 2006 Million Baht**
Rental and other service expenses				
Subsidiaries	-	-	4,289	3,595
Shin Corporation and its related parties	252	388	218	360
SingTel Strategic Investments Pte Ltd. and its related parties	287	262	287	262
	539	650	4,794	4,217
Advertising expense - net*				
Related parties of Shin Corporation	349	382	325	347
(Advertising expense - gross**				
- Consolidated 2007: 1,052 Million Baht				
2006: 1,181 Million Baht				
- Company 2007: 1,023 Million Baht				
2006: 1,091 Million Baht)				

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

	Consolidated		Company	
Promotion expense				
Subsidiaries	-	-	229	12
Commission expense				
A subsidiary	-	-	997	3,795
Consulting and management fees				
Shin Corporation and its related parties	2	100	2	99
Interest expense				
A subsidiary	-	-	229	171
Directors of related parties	-	1	-	1
	-	1	229	172

21 Related party transactions (continued)

c) Dividend paid

For the three-month periods ended	Consolidated 30 September 2007 Million Baht	Consolidated 30 September 2006 Million Baht	Company 30 September 2007 Million Baht	Company 30 September 2006 Million Baht
Shin Corporation	3,791	3,791	3,791	3,791
SingTel Strategic Investments Pte Ltd.	1,704	1,704	1,704	1,704
	5,495	5,495	5,495	5,495

For the nine-month periods ended	Consolidated 30 September 2007 Million Baht	Consolidated 30 September 2006 Million Baht	Company 30 September 2007 Million Baht	Company 30 September 2006 Million Baht
Shin Corporation	7,961	7,961	7,961	7,961
SingTel Strategic Investments Pte Ltd.	3,578	3,578	3,578	3,578
	11,539	11,539	11,539	11,539

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties

	Consolidated 30 September 2007 Million Baht	Consolidated 31 December 2006 Million Baht	Company 30 September 2007 Million Baht	Company 31 December 2006 Million Baht
Trade accounts receivable				
Subsidiaries	-	-	2,491	1,746
Shin Corporation and its related parties	24	13	7	3
Related party of SingTel Strategic Investments Pte Ltd.	194	134	194	134
	218	147	2,692	1,883
Amounts due from related parties				
Subsidiaries	-	-	52	44
Shin Corporation and its related parties	-	3	-	2
	-	3	52	46
Short-term loans to related parties				
Subsidiaries	-	-	61	41

As at 30 September 2007, short-term loans to subsidiaries represent promissory notes, bearing effective interest at the rate of 6.32% per annum (2006: 6.65% per annum). Repayment term is at call.

21 Related party transactions (continued)

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties (continued)

	Consolidated		Company	
	30 September 2007 Million Baht	31 December 2006 Million Baht	30 September 2007 Million Baht	31 December 2006 Million Baht
Trade accounts payable				
Subsidiaries	-	-	424	424
Shin Corporation and its related parties	16	28	20	18
Related parties of SingTel Strategic Investments Pte Ltd.	56	48	56	48
	72	76	500	490
Amounts due to related parties				
Subsidiaries	-	-	281	239
Shin Corporation and its related parties	286	507	255	470
Related party of SingTel Strategic Investments Pte Ltd.	45	16	45	16
	331	523	581	725
Short-term loan from a related party				
A subsidiary	-	-	13,700	4,200

As at 30 September 2007, short-term loan from a subsidiary represents a promissory note, bearing effective interest at the rate of 3.09% per annum (2006: 5.00% per annum). Repayment term is at call.

Long-term debentures				
Director of a related party	1	1	1	1

e) Commitments with a related party

As at 30 September 2007, the Group has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month-period with option to renew. The Group is committed to pay for such services under these agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	10	5

21 Related party transactions (continued)

f) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	Warrants Million units	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 2 April 2007 onwards)	
				Price	Ratio
27 March 2002 (Grant I)	18.34	17.80	1 : 1	16.65	1 : 1.069420
30 May 2003 (Grant II)	12.22	13.67	1 : 1	12.27	1 : 1.114100
31 May 2004 (Grant III)	8.82	36.41	1 : 1	32.68	1 : 1.114100
31 May 2005 (Grant IV)	8.33	41.76	1 : 1	37.98	1 : 1.099500
31 July 2006 (Grant V)	6.99	37.68	1 : 1	35.35	1 : 1.106582

Movements in the number of SHIN's warrants are as follows:

	Million units
For the nine-month period ended 30 September 2007	
Opening balance	24.96
Granted	1.14
Exercised	-
Closing balance	26.10

22 Bank guarantees

At 30 September 2007, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 2,415.42 million (31 December 2006: Baht 3,582.42 million) on a consolidated basis and Baht 1,610.12 million (31 December 2006: Baht 2,810.61 million) on a Company basis.

23 Interconnection agreements

Under the Telecommunication Business Act B.E. 2544 and the NTC Interconnections Notification, the Company entered into interconnection agreements to provide interconnection with the networks of Total Access Communication Public Company Limited on 30 November 2006 and True Move Company Limited on 16 January 2007. However, the interconnection fees have not been charged to such operators and the Company did not record the amount in the financial statements since the Company is still in the discussion process with TOT Public Company Limited, a concession grantor. The Company's management believes that the net result from interconnection agreements should be favourable to the Company.

24 Significant event

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advance Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services between TOT Public Company Limited and Advanced Info Service Public Company Limited) that *"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550 translation, provided by the Company's legal advisor. The full text Memorandum of the Council of State is available only in Thai language.

25 Post balance sheet events

<u>Warrants granted to directors and employees - exercised</u>

As mentioned in Note 19, during the nine-month period ended 30 September 2007, the Company's warrants of 0.03 million units and 0.02 million units were exercised at Baht 38.32 each and Baht 82.11 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 2 October 2007.

In October 2007, a total of 0.64 million units, being 0.01 million units, 0.63 million units and 0.01 million units of the Company's warrants were exercised at Baht 38.32 each, Baht 82.11 each and Baht 85.52 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 2 November 2007.

As a result of these two transactions, the total issued and paid-up share capital and premium on share capital of the Company will increase from Baht 2,957.26 million to Baht 2,958.03 million, and from Baht 21,184.73 million to Baht 21,245.68 million, respectively.

25 Post balance sheet events (continued)

Dividend paid

At the Board of Directors' meeting of the subsidiaries, passed resolutions to approve the interim dividend payment as follows:

Company	Date of meeting	Dividend Baht/share	Amount Baht Million
Mobile from Advance Co., Ltd.	5 November 2007	0.80	19.20
Advanced Contact Center Co., Ltd.	5 November 2007	5.40	146.88
Advanced Magic Card Co., Ltd.	5 November 2007	10.50	262.50
Digital Phone Co., Ltd.	8 November 2007	1.70	2,485.72

END